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[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

Direct Line: 212.859.8272 Fax: 212.859.4000
November 19, 2009

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re: Cloud Peak Energy Inc.

Dear Mr. Schwall:

        As previously discussed, we hereby represent on behalf of Cloud Peak Energy Inc. (the "Company" or "Cloud Peak") that the Company will include the following information in the final prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, related to the Registration Statement on Form S-1 of the Company (File No. 333-161293):

  (1)
  A final sources and uses table in the Use of Proceeds section, substantially in the form attached hereto as Exhibit A;

  (2)
  A description of EBITDA as such term is used in the credit agreement for the revolving credit facility, summarizing the information attached hereto as Exhibit B; and

  (3)
  Additional language clarifying that the 831,000 shares of restricted common stock to be issued to directors and employees in connection with the initial public offering will be issued under the Company's Long-Term Incentive Plan.

        Should you have any questions or comments with respect to the matters set forth above, please call me at (212) 859-8272.

Very truly yours,
/s/ Stuart Gelfond
Stuart Gelfond

Enclosures

Exhibit A

 Cloud Peak Energy Inc.
Sources and Uses

        The following table sets forth the sources and uses of funds that we expect to receive in connection with this offering and the senior notes offering (in millions).

Sources of Funds		Uses of Funds
Common stock offered hereby(1)	$491.6	Repayment of amounts owed to RTEA under the CPE Note issued to RTEA in connection with the acquisition by us of 30,600,000 common membership units of CPE LLC(2)	$491.6
Common stock issuable pursuant to over-allotment option(3)	73.7	Purchase of 4,590,000 common membership units in CPE LLC held by RTEA(4)	73.7
Senior notes offering(5)	572.6	Distribution to RTEA(6)	284.6
		General corporate purposes(7)	288.0

Total	$1,137.9	Total	$1,137.9

(1)
Based on an initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of the prospectus). Net of estimated underwriting discounts and commissions in connection with this offering of $28.6 million.

(2)
The number of common membership units purchased equals the number of shares of our common stock sold in this offering. The purchase price per unit will equal the public offering price per share, less underwriting discounts and commissions.

(3)
Assumes full exercise of the underwriters' over-allotment option to purchase up to an additional 4,590,000 shares of our common stock to cover over-allotments of shares.

(4)
The purchase price per unit will equal the public offering price per share, less underwriting discounts and commissions. The number of common membership units purchased will equal the number of shares of our common stock sold to cover over-allotments.

(5)
Net of estimated original issue discount and initial purchasers' discounts and commissions.

(6)
The distribution to RTEA will be in part as reimbursement of capital expenditures incurred by RTEA directly or indirectly through CPE LLC and its subsidiaries in the two years prior to the completion of this offering. The amount of this distribution to RTEA may increase if the amount of restricted cash required as collateral for our surety bonds decreases. We estimate that the amount of restricted cash could decline by up to $25 million from current estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources After this Offering."

(7)
General corporate purposes includes the payment of fees under CPE LLC's revolving credit facility, cash reserves for securing our reclamation obligations and capital expenditure requirements.

Exhibit B

"EBITDA" means, for any period, the sum of

        (a)   Consolidated Net Income, plus

        (b)   in each case to the extent deducted in calculating Consolidated Net Income for such period and as determined on a consolidated basis (including without limitation, any of the following items that have been paid under or in respect of the Acquisition Documents):

            (i)  Consolidated Interest Expense for such period;

           (ii)  the provision for Taxes based on income, profits or capital, including, without limitation, state franchise and similar Taxes (provided that, but without duplication, and for any period in which the Borrower is a pass-through entity for purposes of U.S. federal taxes, the amount of any Permitted Tax Distributions with respect to such period);

          (iii)  depreciation, depletion, amortization (including, without limitation, amortization of intangibles, deferred financing fees and any amortization included in pension, OPEB or other employee benefit expenses) and all other non-cash items reducing Consolidated Net Income (including, without limitation, write-downs and impairment of property, plant, equipment and intangibles and other long-lived assets and the impact of purchase accounting) but excluding, in each case, non-cash charges in a period which reflect cash expenses paid or to be paid in another period, less all non-cash items increasing Consolidated Net Income;

          (iv)  all non-recurring or unusual gains (and less all non-recurring or unusual losses);

           (v)  all non-cash start-up and transition costs, business optimization expenses and other non-cash restructuring charges;

          (vi)  the non-cash portion of "straight-line" rent expense;

         (vii)  non-cash compensation expense or other non-cash expenses or charges arising from the granting of stock options, the granting of stock appreciation rights and similar arrangements (including any repricing, amendment, modification, substitution or change of any such stock option, stock appreciation rights or similar arrangements);

        (viii)  any debt extinguishment costs;

          (ix)  accretion of asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, and any similar accounting in prior periods;

           (x)  net after-tax losses attributable to asset sales, and net after-tax extraordinary losses (provided that, for any period in which the Borrower is a pass-through entity for purposes of U.S. federal taxes, net of the amount included in a Permitted Tax Distribution made with respect thereto);

          (xi)  any transaction costs, fees and expenses incurred on or about the Effective Date in respect of the Transactions;

         (xii)  (A) mark-to-market gains (and less any mark-to-market losses) relating to any Permitted Hedging Agreements and (B) any mark-to-market losses attributed to short positions in any actual or synthetic forward sales contracts relating to coal or any other similar device or instrument or other instrument classified as a "derivative" pursuant to SFAS 133;

        (xiii)  commissions, premiums, discounts, fees or other charges relating to performance bonds, bid bonds, appeal bonds, surety bonds, reclamation and completion guarantees and other similar obligations;

        (xiv)  any expense that is required to be paid or has been paid that is recognized on the income statement of the Borrower and its Subsidiaries as an expense, to the extent that such expense has been reimbursed (including through any contribution or deemed contribution to the equity capital of the Borrower) by the Parent and its Affiliates (other than the Borrower and its Subsidiaries) to or on behalf of the Borrower and its Subsidiaries pursuant to the Acquisition Documents (but in any event without duplication of any such reimbursement payment that is added in arriving at Consolidated Net Income for such period); and

         (xv)  any indemnification payments made to the Parent and its Affiliates (other than the Borrower and its Subsidiaries) pursuant to the Acquisition Documents in respect of non-recurring items, provided, however, that the aggregate amount of all such payments to be added back pursuant to this clause (xv) shall not exceed $10 million in the aggregate;

  minus

        (c)   the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) and (ii) of this clause (c) increased such Consolidated Net Income for the respective period for which EBITDA is being determined):

            (i)  non-cash items increasing Consolidated Net Income of Borrower and the Restricted Subsidiaries for such period (but excluding any such items (A) in respect of which cash was received in a prior period or will be received in a future period or (B) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period), and

           (ii)  the cash portion of "straight-line" rent expense which exceeds the amount expensed in respect of such rent expense.

        "Consolidated Net Income" means, for any period (i) the aggregate net income (or loss) of the Borrower and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP, minus (but without duplication) (ii) for any period in which the Borrower is a pass-through entity for purposes of U.S. federal taxes, any Permitted Tax Distributions made with respect to such period, provided that the following (without duplication) will be excluded in computing Consolidated Net Income:

        (a)   the net income (or loss) of any Person that is a non wholly-owned Restricted Subsidiary (including any joint venture that is a Restricted Subsidiary), except to the extent of the Borrower's share, determined pro rata with its percentage interest (direct or indirect) of common stock of such Person, of such Person's net income earned during such period;

        (b)   the net income (or loss) of any Person other than a Restricted Subsidiary (including any joint venture that is not a Restricted Subsidiary) except to the extent of distributions of cash actually received by the Borrower or a Guarantor with respect to such period;

        (c)   the net income (or loss) of any Person (other than any Credit Party) to the extent that the declaration or payment of dividends or similar distributions by such Person of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Person or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

        (d)   any net after-tax (provided that, for any period in which the Borrower is a pass-through entity for purposes of U.S. federal taxes, net of the amount included in a Permitted Tax Distribution made with respect thereto) gains or losses (less all fees and expenses or charges relating thereto) attributable to asset sales or other Dispositions, in each case other than in the ordinary course of business;

        (e)   any net after-tax (provided that, for any period in which the Borrower is a pass-through entity for purposes of U.S. federal taxes, net of the amount included in a Permitted Tax Distribution made with respect thereto) extraordinary gains or losses; and

        (f)    the cumulative effect of a change in accounting principles.

        "Consolidated Interest Expense" means, for any period, the consolidated interest expense of the Borrower and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by the Borrower or its Restricted Subsidiaries, without duplication, (i) interest expense in respect of Attributable Debt of Capital Leases, (ii) imputed interest expense in respect of Specified Coal Agreement Obligations, (iii) amortization of debt discount and debt issuance costs, (iv) capitalized interest, (v) non-cash interest expense, and (vi) any interest, premiums, fees or discounts paid or incurred on the sale of accounts receivable (and any amortization thereof) payable by the Borrower or any Restricted Subsidiary in connection with a Permitted Receivables Financing, and any yields or other charges or other amounts comparable to, or in the nature of, interest payable by the Borrower or any Restricted Subsidiary under any Permitted Receivables Financing, as determined on a consolidated basis and in accordance with GAAP. Consolidated Interest Expense shall be determined for any period after giving effect to any net payments made or received and costs incurred by the Borrower and its Restricted Subsidiaries with respect to any related interest rate Hedging Agreements.

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